DWS Investment Management Americas, Inc.

5201 Gate Parkway

Jacksonville, FL 32256

February 25, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alison White

Re:	Post-Effective Amendment No. 258 to the Registration Statement on Form N-1A of DWS ESG Core Equity Fund (the “Fund”), a series of Deutsche DWS Investment Trust (the “Registrant”) (Reg. Nos. 002-13628; 811-00043)

Dear Ms. White,

This letter is being submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission (the “SEC”) on the above-referenced Post-Effective Amendment (the “Amendment”), which comments were received on February 24, 2022. The Amendment was filed on behalf of the Fund on December 30, 2021 and has an effective date of March 1, 2022.

The Staff’s comments are restated below followed by the Registrant’s/Fund’s responses.

1.	Comment: Regarding your response to previously received Comment 5 (whether the Fund applies its ESG criteria to all investments or just the investments covered by the 80% test), in the second sentence of your response you state “The Fund may, at the discretion of portfolio management, invest up to 20% of the Fund’s net assets in investments that do not meet such sustainability criteria.” Please specifically disclose this in the Principal Investment Strategies section of the Fund’s prospectus.

Response: The Registrant has revised the disclosure as requested.

2.	Comment: Regarding your response to previously received Comment 10 (requesting an explanation of how ESG criteria were applied to the Fund’s top 5 holdings), please provide a more detailed explanation of the sustainability criteria applied and how, in each case, the criteria resulted in the rating applied to the investment.

Response: The Registrant will provide a separate response by e-mail.

3.	Comment: Regarding your response to previously received Comment 14 (whether the Fund’s derivatives investments are subject to its ESG criteria) you stated “. . . derivatives will not be subject to ESG consideration.” Please disclose this in the Fund’s prospectus.

Response:  The Registrant has revised the disclosure as requested.

4.	Comment: Regarding your response to previously received Comment 16, given that you have included “Foreign investment risk” as a “Main Risk” in Item 9 disclosure, please explain why it is not a main risk in Item 4 disclosure.

Response: After further consultation with portfolio management about the fund’s historical and anticipated future investment in securities of non-U.S. issuers, the Registrant has removed “Foreign investment risk” from Item 9.

5.	Comment: Under “Management process” the proposed language stated “In certain instances, an additional DWS internal assessment process may identify information that may not be reflected in the ESG data and may adjust an ESG rating up or down to account for such information.” Please disclose what types of instances might elicit an additional assessment and types of information that may not be reflected in the data.

Response: The Registrant has revised the disclosure to clarify when an additional assessment may be made and to provide examples of types of information that might be considered in such an assessment.

If you have any questions regarding any of the foregoing or require additional information, please call me at (904) 645-4353.

Sincerely yours,

/s/Rob Benson

Rob Benson

Senior Legal Counsel

cc. John Marten, Esq., Vedder Price PC

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